Pricing Term Sheet dated September 17, 2009	Filed pursuant to Rule 433 Registration File No. 333-161519 Supplementing the Preliminary Prospectus Supplements dated September 14, 2009 (To Prospectus dated September 10, 2009)

Sonic Automotive, Inc.

Concurrent Offerings of

9,000,000 Shares of Class A Common Stock, par value $0.01 per share

(the “Class A Common Stock Offering”)

and

$150,000,000 principal amount of

5.00% Convertible Senior Notes due 2029

(the “Convertible Senior Notes Offering”)

The information in this free writing prospectus relates only to the concurrent Class A Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 14, 2009, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Class A Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 14, 2009, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated September 10, 2009, forming part of Registration Statement No. 333-161519, and each of which is incorporated by reference herein.

Issuer:	Sonic Automotive, Inc., a Delaware corporation

Ticker / Exchange for Class A Common Stock:	SAH / The New York Stock Exchange (“NYSE”)

Trade Date:	September 17, 2009

Settlement Date:	September 23, 2009

Class A Common Stock Offering

Title of Securities:	Class A common stock, par value $0.01 per share, of the Issuer

Shares Offered and Sold:	9,000,000 (or a total of 10,350,000 if the underwriters exercise their option to purchase up to 1,350,000 additional shares of the Issuer’s Class A common stock in full)

NYSE Closing Stock Price on September 17, 2009:	$10.15 per share of the Issuer’s Class A common stock.

Public Offering Price:	$10.10 per share / approximately $90.9 million total (excluding the underwriters’ option to purchase up to 1,350,000 additional shares of the Issuer’s Class A common stock)

Underwriting Discounts and Commissions:	$0.49652 per share / approximately $4.5 million total (excluding the underwriters’ option to purchase up to 1,350,000 additional shares of the Issuer’s Class A common stock)

Proceeds, Before Expenses, to the Issuer:	$9.60348 per share / approximately $86.4 million total (excluding the underwriters’ option to purchase up to 1,350,000 additional shares of the Issuer’s Class A common stock)

Use of Proceeds:

See “Use of Proceeds” in the preliminary prospectus supplement relating to the Class A Common Stock Offering for a description of the intended use of proceeds from the concurrent offerings.

In addition, pursuant to unsolicited reverse inquiries from holders of the 4.25% Convertible Notes, the Issuer expects to repurchase approximately $125 million of 4.25% Convertible Notes near par shortly after the closing of this offering and the concurrent Convertible Senior Notes Offering.

Estimated Net Proceeds:	The Issuer expects to raise approximately $231.3 million in net proceeds from the Convertible Senior Notes Offering and the Class A Common Stock Offering, after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Issuer, assuming no exercise of either the underwriters’ option to purchase up to 1,350,000 additional shares of the Issuer’s Class A common stock in the Class A Common Stock Offering or the underwriters’ option to purchase up to $22,500,000 principal amount of Convertible Senior Notes in the Convertible Senior Notes Offering.

Capitalization:	The following replaces the table and accompanying material set forth on page S-31 of the preliminary prospectus supplement for the Class A Common Stock Offering:

The following table sets forth our cash and capitalization as of June 30, 2009:

•	on an actual basis;

•

as adjusted to give effect to the issuance and sale of 9.0 million shares of our Class A common stock at the public offering price of $10.10 per share and the application of the net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses, to redeem or repay a portion of our 4.25% Convertible Notes and a portion of our 6.00% Convertible Notes; and

•

as further adjusted to give effect to the sale of $150.0 million aggregate principal amount of notes in the concurrent convertible notes offering and application of the net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses, to redeem or repay all of our 4.25% Convertible Notes and a portion of our 6.00% Convertible Notes.

This allocation of the use of net proceeds is illustrative of our intent with respect to the net proceeds from this and our concurrent convertible notes offering. Neither of the offerings is contingent upon the closing of the other and we may not be able to use the net proceeds as we intend. See “Use of Proceeds.” This table should be read in conjunction with the unaudited consolidated financial statements (including the notes thereto) incorporated by reference into this prospectus supplement.

	June 30, 2009
	Actual		Adjusted for Class A common stock offering		Adjusted for Class A common stock offering and concurrent sale of the notes
	(in thousands)
Cash	$5,163		$5,163		$5,163

Long-term debt, including current maturities (1) :
2006 Revolving Credit Sub-Facility (2)	80,010		80,010		80,010
4.25% Convertible Senior Subordinated Notes due 2015 (3)	150,616		136,515		—
6.00% Senior Secured Convertible Notes due 2012 (4)	87,054		14,558		14,558
8.625% Senior Subordinated Notes due 2013 (5)	273,280		273,280		273,280
Notes offered concurrently herewith (6)	—		—		150,000
Debt discount of notes offered concurrently herewith (6)	—		—		(49,665)
Mortgage Notes Payable	112,553		112,553		112,553
Other notes payable (7)	28,167		28,167		28,167

Total long-term debt	731,680		645,083		608,903
Total stockholders’ equity	220,539	(8)	307,012	(9)	328,720	(9)

Total capitalization	$952,219		$952,095		$937,623

(1)	Excludes $834.3 million of short-term floor plan notes payable.
(2)	As of June 30, 2009, we had approximately $48.9 million of availability under the 2006 Revolving Credit Sub-Facility based on a borrowing base calculated of the basis of receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of ours and subject to satisfaction of conditions for future advances. As of September 17, 2009, we had $36.2 million outstanding and $94.5 million of availability under the 2006 Revolving Credit Sub-Facility.
(3)	Actual amount includes principal of $160.0 million and unamortized discount of ($9.4) million. As adjusted for the Class A common stock offering only, the amount includes principal of $145.0 million and unamortized discount of ($8.5) million.
(4)	Actual amount includes principal of $85.6 million and unamortized discount and a derivative liability adjustment totaling $1.4 million at June 30, 2009. As adjusted for the Class A common stock offering only, the amount includes principal of $14.3 million and unamortized discount and a derivative liability adjustment totaling $0.3 million. Class A common stock offering and concurrent sale of notes amount includes principal of $14.3 million and unamortized discount and a derivative liability adjustment totaling $0.3 million.
(5)	Actual amount includes principal of $275.0 million and unamortized discount of ($1.7) million.
(6)	Convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and equity component such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal value over the expected term of the debt. The allocation of proceeds between the debt and equity components have been estimated and are subject to change based upon the completion of our analysis of non-convertible debt interest rates. As a result of this allocation and debt discount to the underwriters, the total debt discount is $49.7 million.
(7)	Actual amount includes principal of $25.3 million and unamortized premium of $2.9 million.
(8)	Includes as of June 30, 2009 Class A common stock, $.01 par value, 100,000,000 shares authorized, 44,375,835 shares issued and 29,754,439 shares outstanding; Class B common stock, $.01 par value, 30,000,000 shares authorized, 12,029,375 shares issued and outstanding; and preferred stock, $.10 par value, 3,000,000 shares authorized, no shares issued and outstanding.
(9)

Reflects adjustments for the write-off, net of taxes, of net original issuance discount and derivative liability adjustment, if any, related to the 4.25% Convertible Notes and the 6.00% Convertible Notes assumed redeemed or repaid in this capitalization table. As noted in footnote (6) above, proceeds of the convertible debt offering are allocated between debt and equity. The equity component of $26.8 million is net of taxes and included above in stockholders’ equity.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to initially offer the shares of the Issuer’s Class A common stock directly to the public at the Public Offering Price and to dealers at that price less a concession not in excess of $0.28785 per share. After the initial public offering of the shares of the Issuer’s Class A common stock to the public, the Public Offering Price and other selling terms may be changed by the underwriters.

The expenses of the Class A Common Stock Offering and the Convertible Senior Notes Offering, not including the underwriting discounts and commissions, are estimated to be $375,000 and are payable by the Issuer. In addition, the Issuer has agreed to pay Moelis & Company, its financial advisor in connection with this offering and the concurrent Convertible Senior Notes Offering, a financial advisory fee of $200,000, which has not been included in the underwriting discounts and commissions or estimated offering expenses.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Wells Fargo Securities Moelis & Company Stephens, Inc.

Convertible Senior Notes Offering

Convertible Senior Notes:	5.00% Convertible Senior Notes due 2029

Aggregate Principal Amount Offered:	$150,000,000 principal amount of Convertible Senior Notes (or a total of $172,500,000 principal amount of Notes if the underwriters’ over-allotment option to purchase up to $22,500,000 principal amount of additional Convertible Senior Notes is exercised in full)

Public Offering Price:	$1,000 per Note / $150.0 million total

Underwriting Discounts and Commissions:	$31.6604 per Note / $4.7 million total

Proceeds, Before Expenses, to the Issuer:	$968.3396 per Note / $145.3 million total

Maturity:	October 1, 2029 unless earlier converted, repurchased or redeemed.

Interest Rate:	5.00% per year

Interest Payment Dates:	Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2010, to holders of record on the immediately preceding March 15 or September 15, as the case may be.

NYSE Closing Stock Price on September 17, 2009:	$10.15 per share of the Issuer’s Class A common stock.

Reference Price:	$10.10 per share of the Issuer’s Class A common stock, which is the Public Offering Price per share in the Class A Common Stock Offering

Conversion Premium:	32.5% above the Reference Price

Initial Conversion Price:	Approximately $13.38 per share of the Issuer’s Class A common stock

Initial Conversion Rate:	74.7245 shares of the Issuer’s Class A common stock per $1,000 principal amount of the Convertible Senior Notes

Conversion Trigger Price:	As discussed in the prospectus supplement relating to the Convertible Senior Notes Offering, approximately $17.40, which is 130% of the Initial Conversion Price

Use of Proceeds:

See “Use of Proceeds” in the preliminary prospectus supplement relating to the Convertible Senior Notes Offering for a description of the intended use of proceeds from the concurrent offerings.

In addition, pursuant to unsolicited reverse inquiries from holders of the 4.25% Convertible Notes, the Issuer expects to repurchase approximately $125 million of 4.25% Convertible Notes near par shortly after the closing of this offering and the concurrent Class A Common Stock Offering.

Capitalization:	The following replaces the table and accompanying material set forth on page S-39 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

The following table sets forth our cash and capitalization as of June 30, 2009:

•	on an actual basis;

•

as adjusted to give effect to the issuance and sale of $150.0 million aggregate principal amount of notes and the application of the net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses, to redeem or repay a portion of our 4.25% Convertible Notes and a portion of our 6.00% Convertible Notes; and

•

as further adjusted to give effect to the sale of 9.0 million shares of our Class A common stock at the public offering price of $10.10 per share in the concurrent Class A common stock offering and application of the net proceeds therefrom, after deducting the estimated underwriting discount and offering expenses, to redeem or repay all of our 4.25% Convertible Notes and a portion of our 6.00% Convertible Notes.

This allocation of the use of net proceeds is illustrative of our intent with respect to the net proceeds from this and our concurrent common stock offering. Neither of the offerings is contingent upon the closing of the other and we may not be able to use the net proceeds as we intend. See “Use of Proceeds.” This table should be read in conjunction with the unaudited consolidated financial statements (including the notes thereto) incorporated by reference into this prospectus supplement.

	June 30, 2009
	Actual		Adjusted for sale of the notes		Further adjusted for concurrent Class A common stock offering
	(in thousands)
Cash	$5,163		$5,163		$5,163

Long-term debt, including current maturities (1) :
2006 Revolving Credit Sub-Facility (2)	80,010		80,010		80,010
4.25% Convertible Senior Subordinated Notes due 2015 (3)	150,616		14,101		—
6.00% Senior Secured Convertible Notes due 2012 (4)	87,054		87,054		14,558
8.625% Senior Subordinated Notes due 2013 (5)	273,280		273,280		273,280
Notes offered hereby (6)	—		150,000		150,000
Debt discount of notes offered hereby (6)	—		(49,665)		(49,665)
Mortgage Notes Payable	112,553		112,553		112,553
Other notes payable (7)	28,167		28,167		28,167

Total long-term debt	731,680		695,500		608,903
Total stockholders’ equity	220,539	(8)	242,247	(9)	328,720	(9)

Total capitalization	$952,219		$937,747		$937,623

(1)	Excludes $834.3 million of short-term floor plan notes payable.
(2)	As of June 30, 2009, we had approximately $48.9 million of availability under the 2006 Revolving Credit Sub-Facility based on a borrowing base calculated of the basis of receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of ours and subject to satisfaction of conditions for future advances. As of September 17, 2009, we had $36.2 million outstanding and $94.5 million of availability under the 2006 Revolving Credit Sub-Facility.
(3)	Actual amount includes principal of $160.0 million and unamortized discount of ($9.4) million. Adjusted for the sale of notes only, the amount includes principal of $15.0 million and unamortized discount of ($0.9) million.
(4)	Actual amount includes principal of $85.6 million and unamortized discount and a derivative liability adjustment totaling $1.4 million at June 30, 2009. As adjusted for the sale of notes offering only, the amount includes principal of $85.6 million and unamortized discount and a derivative liability adjustment of $1.4 million. Class A common stock offering and concurrent sale of notes amount includes principal of $14.3 million and unamortized discount and a derivative liability adjustment of $0.3 million.
(5)	Actual amount includes principal of $275.0 million and unamortized discount of ($1.7) million.
(6)	Convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and equity component such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal value over the expected term of the debt. The allocation of proceeds between the debt and equity components have been estimated and are subject to change based upon the completion of our analysis of non-convertible debt interest rates. As a result of this allocation and debt discount to the underwriters, the total debt discount is $49.7 million.
(7)	Actual amount includes principal of $25.3 million and unamortized premium of $2.9 million.
(8)	Includes as of June 30, 2009 Class A common stock, $.01 par value, 100,000,000 shares authorized, 44,375,835 shares issued and 29,754,439 shares outstanding; Class B common stock, $.01 par value, 30,000,000 shares authorized, 12,029,375 shares issued and outstanding; and preferred stock, $.10 par value, 3,000,000 shares authorized, no shares issued and outstanding.
(9)	Reflects adjustments for the write-off, net of taxes, of net original issuance discount and derivative liability adjustment, if any, related to the 4.25% Convertible Notes and the 6.00% Convertible Notes assumed redeemed or repaid in this capitalization table. As noted in footnote (6) above, proceeds of the convertible debt offering are allocated between debt and equity. The equity component of $26.8 million is net of taxes and included above in stockholders’ equity.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose to initially offer the Convertible Senior Notes at a price of 100% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.80% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any. In addition, The Issuer has agreed to pay Moelis & Company, the Issuer’s financial advisor in connection with this offering and the concurrent Class A common stock offering, a financial advisory fee of $200,000, which has not been included in the underwriting discounts and commissions.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Wells Fargo Securities Moelis & Company Stephens, Inc.

CUSIP Number:	83545G AQ5

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s Class A common stock by which the conversion rate shall be increased for certain conversions in connection with a make-whole fundamental change based on the stock price and effective date for such make-whole fundamental change:

	Stock Price
Effective Date	$10.10	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
Sept. 23, 2009	24.2854	17.9682	13.2802	8.3044	5.8050	4.3330	3.3694	2.6910	2.1885	1.8021	1.4967	1.2502	1.0481	0.8803
Oct. 1, 2010	24.2854	17.1733	12.2849	7.3454	5.0142	3.7016	2.8664	2.2879	1.8626	1.5363	1.2783	1.0697	0.8979	0.7549
Oct. 1, 2011	24.2854	16.0174	10.8840	6.0462	3.9724	2.8862	2.2253	1.7779	1.4520	1.2022	1.0040	0.8427	0.7091	0.5971
Oct. 1, 2012	24.2854	14.3050	8.8583	4.2706	2.6186	1.8622	1.4352	1.1545	0.9507	0.7934	0.6672	0.5632	0.4761	0.4022
Oct. 1, 2013	24.2854	11.4775	5.6380	1.7943	0.9279	0.6530	0.5150	0.4223	0.3523	0.2966	0.2511	0.2132	0.1812	0.1537
Oct. 1, 2014	24.2854	5.2827	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year.

•

If the stock price is greater than $70.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $10.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s Class A common stock issuable upon conversion exceed 99.0099 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement relating to the Convertible Senior Notes Offering.

If any information contained in this free writing prospectus is inconsistent with information obtained in the prospectus, preliminary prospectus supplement relating to the Class A Common Stock Offering or preliminary prospectus supplement relating to the Convertible Senior Notes Offering, the terms of this free writing prospectus shall govern.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A RELATED PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERINGS TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENTS, THE ACCOMPANYING PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THESE OFFERINGS. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, COPIES MAY BE OBTAINED FROM J.P. MORGAN SECURITIES INC., PROSPECTUS LIBRARY, 4 CHASE METROTECH CENTER, CS LEVEL, BROOKLYN, NY 11245, (718) 242-8002 OR FROM MERRILL LYNCH & CO. AT (866) 500-5408.

THIS INFORMATION DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THESE SECURITIES OR THE OFFERING. PLEASE REFER TO THE PROSPECTUS AND PROSPECTUS SUPPLEMENTS FOR A COMPLETE DESCRIPTION.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

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